Pursuant to 253(g)(2)

File No. 024-12397

Enviro.Farms Systems Inc

(the “Company”)

Supplement No. 1

To the Offering Circular dated September 30, 2024

Date of Supplement November 8, 2024

This document supplements, and should be read in conjunction with, the offering circular of Enviro.Farms Systems Inc, a South Dakota corporation (“we”, “our”, “us” or the “Company”), first filed on February 28, 2024, and qualified by the Securities and Exchange Commission (the “SEC”) on September 27, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to incorporate the Company’s unaudited interim financial statements filed in the Company’s special financial report through form 1-SA on November 8, 2024, which is incorporated herein by reference.